Exhibit 99.2

February 14, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department
Telephone number:	+81 (0)3 3829 3210

Notification of Differences in Consolidated Earnings Forecast/Non-consolidated Earnings Forecast and Actual Results

We hereby inform you, as follows, of differences between the annual consolidated earnings forecast & non-consolidated earnings forecast for the fiscal year ended 12/2018, as published on February 14, 2018, and the actual results for the year, in consideration of recent business trends and other factors.

1.	Difference between Annual Consolidated Earnings Forecast & Actual Results for FY 12/2018

Annual Consolidated Results for FY 12/2018 (January 1, 2018 – December 31, 2018)

	(Unit: million yen)
	Net sales	Operating income	Ordinary income	Net income attributable to shareholders of the parent company Net income	Net earnings per share
Previously published forecast (A)	62,932	4,033	4,037	2,511	121.81	yen
Actual results (B)	63,509	3,863	3,876	(121)	(5.87	) yen
Increase (decrease) (B-A)	577	(169)	(160)	(2,632)
Rate of Change (%)	0.9	(4.2)	(4.0)	—
(Reference) Actual results for previous year (FY 12/2017)	36,229	2,298	2,322	1,332	66.13	yen

Reasons for differences

The annual consolidated actual results for FY 12/2018 reflect 219 domestic store openings for the period (17 stores for the Pepper Lunch Business and 202 stores for the Ikinari! Steak Business) and 9 overseas store openings (for the Ikinari! Steak Business), outstripping the annual targets for the Pepper Lunch Business and Ikinari! Steak Business which initially stood at 218 domestic store openings (18 stores for the Pepper Lunch Business and 200 stores for the Ikinari! Steak Business).

In Japan, sales and earnings for the Pepper Lunch Business and the Ikinari! Steak Business were steady. However, we posted an impairment loss of 1,158 million yen for 4Q FY 12/2018 due to the expected closure of 7 of the 11 Ikinari! Steak stores operated by our overseas subsidiary and delays in profitability improvements in the 4 on-going stores. In addition, we also recorded 1,310 million in extraordinary losses as allowances for business structure improvements, including the portion of lease fees we expect to relinquish with respect to the outstanding years left under property lease agreements for stores facing closure and unprofitable stores, as well as commissions payable to real estate agents.

As a result of these factors, while net sales increased by 577 million yen in comparison with the previously published annual consolidated earnings forecast for FY 12/2018, operating income fell by 169 million yen, ordinary income fell by 160 million yen, and net income attributable to shareholders of the parent company fell by 2,632 million yen.

2.	Difference between Annual Non-consolidated Earnings Forecast & Actual Results for FY 12/2018

Annual Non-consolidated Results for FY 12/2018 (January 1, 2018 – December 31, 2018)

	(Unit: million yen)
	Net sales	Ordinary income	Net income	Net earnings per share
Previously published forecast (A)	59,664	4,048	2,521	122.30	yen
Actual results (B)	62,650	4,798	(530)	(25.57	) yen
Increase (decrease) (B-A)	2,986	750	(3,052)
Rate of Change (%)	5.0	18.5	—
(Reference) Actual results for previous year (FY 12/2017)	35,926	2,655	1,667	82.75	yen

Reasons for differences

The annual non-consolidated actual results for FY 12/2018 reflect 219 domestic store openings for the period (17 stores for the Pepper Lunch Business and 202 stores for the Ikinari! Steak Business), outstripping the annual targets for the Pepper Lunch Business and Ikinari! Steak Business which initially stood at 218 domestic store openings (18 stores for the Pepper Lunch Business and 200 stores for the Ikinari! Steak Business).

In Japan, sales and earnings from the Pepper Lunch Business and the Ikinari! Steak Business were steady and ordinary income increased. However, we recorded the following extraordinary losses against the deterioration in business performance of overseas subsidiaries: 611 million yen in unrealized losses on subsidiary stock; 1,919 million yen in provisions for doubtful accounts; and 1,268 million yen in provisions for losses on debt guarantees.

As a result of these factors, while net sales increased by 2,986 million yen and ordinary income increased by 750 million yen in comparison with the previously published annual non-consolidated earnings forecast for FY 12/2018, net income fell by 3,052 million yen.

(Note)

The earnings forecasts described above have been determined by the Company based on information available at the current time and contain certain risks and uncertainties. Actual results and performance, etc. may differ from the forecasts described.

End